











Matthew Bell

Entrepreneur, Marketer & Startup Champion

Austin, Texas Area

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Bell Interactive

University of Scranton

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500+ connections

Experience

Founder, General Manager
Bell Interactive
2016 – Present • 2 yrs
Austin, Texas Area

Bell Interactive is a full-service digital consultancy. We leverage data and technology to help companies grow. We specialize in affiliate marketing.

Advisor, Board Member
Newchip
Sep 2016 – Present • 1 yr 10 mos
Austin, Texas

Newchip is changing the world by making it possible for everyday Americans to access investment opportunities that were previously reserved for accredited investors, and by helping startups access the funding they need to grow. Join us! http://newchip.com/

Mentor
DivInc
Oct 2016 – Present • 1 yr 9 mos
Austin, Texas Area

Helping a group of talented entrepreneurs grow their companies.

Treehouse Inc.

Head of Digital Marketing
Treehouse Inc.
Aug 2015 – Aug 2016 • 1 yr 1 mo
Austin, Texas Area

Treehouse is changing the world by making it possible for everyone to learn how to code.

The University of Texas at Austin

Mentor, Longhorn Startup
The University of Texas at Austin
Jan 2016 – May 2016 • 5 mos
Austin, Texas Area

I helped a group of young and talented entrepreneurs grow their businesses.









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Education

University of Scranton

University of Scranton
B.A., Communication, Business
2001 – 2005
Activities and Societies: Radio Station, Business Club, Club Hockey Team

Volunteer Experience

House of Mercy Mission

Volunteer / Ministry
House of Mercy Mission
Feb 2008 – Aug 2012 • 4 yrs 7 mos
Poverty Alleviation

Feeding the poor and taking care of widows and orphans.